Kennametal Inc. 1600 Technology Way Latrobe, PA 15650 USA 724.539.5000 724.539.7825 www.kennametal.com
January 8, 2007
Mr. Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549
Re:	Kennametal Inc. Form 10-K for the Fiscal Year Ended June 30, 2006 Filed August 29, 2006 File No. 1-05318
Dear Mr. Webb:
In response to your December 21, 2006 letter containing questions, comments and requests for additional information regarding the above-referenced Exchange Act filing, we have addressed your comments in the following responses. To assist in your review of these responses, we have presented them in the same format as provided in your original letter with our applicable response following each comment.
Attached as Exhibit A to this letter are the representations of Kennametal Inc. requested by the Staff’s letter.
Should you or any member of the Staff have any additional questions or comments regarding our responses or the applicable filings, please feel free to contact Wayne D. Moser, Vice President and Corporate Controller, at 724.539.5347, or me, at 724.539.4617.
Sincerely,
/s/ Frank P. Simpkins
Frank P. Simpkins
Vice President and Chief Financial Officer
/bwh
Enclosure

Mr. Jay Webb
Page Two.
January 8, 2007
Form 10-K for the period ending June 30, 2006
Consolidated Statements of Cash Flows, page 27
1.	We note the $229.9 million gain from divestitures presented in your consolidated statement of income. Please tell us why the adjustment for non-cash items presented herein of $202 million related to the gain from divestitures differs from the referenced gain presented in your statement of income. Please clarify your disclosures related to this matter in future filings.
Response:
During fiscal 2006, we had several divestitures. The impacts from the divestitures of our UK-based high-speed steel business (Presto) and J&L Industrial Supply (J&L) were reflected in continuing operations, while the impacts from the divestitures of our consumer products group (CPG) and our Kemmer Praezision Electronics business (Electronics) were reflected in discontinued operations in our consolidated statements of income. SFAS 95 footnote 10 indicates that cash flows related to discontinued operations need not be disclosed separately as operating, investing and financing activities in the statement of cash flows. As a result, we have combined the cash flows from discontinued operations with the cash flows from continuing operations within each category in the consolidated statements of cash flows.
The $27.9 million difference between the $229.9 million gain presented in the caption “gain from divestitures” in our consolidated statement of income and the $202 million non-cash adjustment presented in our consolidated statement of cash flows relates to the following:
Loss on divestiture of Electronics included in discontinued operations — $22.0 million,
Loss on divestiture of CPG included in discontinued operations — $0.5 million and
Other non-cash inventory-related charges included in cost of goods sold — $5.4 million.
Additional details about each of these disposals are included in Management’s Discussion and Analysis, pages 11 and 12, and Notes 4 and 5 to the financial statements, pages 35 and 36.
We respectfully submit that we have also included appropriate disclosure related to this matter in our MD&A, Liquidity and Capital Resources section, page 18, which indicates that a) cash flows from discontinued operations are not deemed material and have been combined with cash flows from continuing operations within each cash flow statement category, and b) the absence of cash flows from discontinued operations is not expected to have a material impact on our future liquidity and capital resources. In future filings we will provide a footnote on the face of the consolidated statements of cash flows for each period presented that includes cash flows from discontinued operations stating, “Amounts presented include cash flows from discontinued operations.”

Mr. Jay Webb
Page Three.
January 8, 2007
Notes to Consolidated Financial Statements, page 29
Note 4 Acquisition and Divestitures, page 34
2.	We see you indicate effective June 1, 2006 you divested J&L for proceeds of $349.5 million, subject to post-closing adjustment, as a part of your strategy to exit non-core businesses. We also see J&L results are reported in continuing operations. Please tell us more about this transaction, including how your accounting therefore complies with SFAS 144 or other applicable authoritative accounting literature.
Response:
Effective June 1, 2006, we divested our J&L business. As part of the sale agreement, we entered into a distribution agreement and a private label agreement with the buyer. The distribution agreement will enable the buyer to distribute Kennametal products during the term of the agreement. The products that will be distributed are consistent with the products that Kennametal previously sold to J&L while Kennametal owned it. The initial term of the distribution agreement is five years and the agreement automatically renews on an annual basis thereafter unless either party provides six months notice. Under the private label agreement, the buyer will license the “Hertel” trademark and logo. The initial term of the private label agreement will expire in March 2008 and can be renewed for a one-year term if agreed to by Kennametal and the buyer.
Based on the above agreements, we determined that continuing cash inflows would be generated through the continuation of activities with J&L, in accordance with SFAS 144 paragraph 42(a) and EITF 03-13 paragraphs 6 and 8. As these cash flows are revenue producing and are generated through active involvement with J&L, they are considered to be ‘direct’ cash flows from continuing involvement (EITF 03-13 paragraph 6). We deemed these expected continuing cash inflows to be significant as they represented greater than 20% of future cash inflows expected to be generated by J&L absent the disposal transaction (EITF 03-13 paragraph 8). As a result of this analysis, we reflected J&L’s results in continuing operations.
In addition, we also determined that these agreements constitute significant continuing involvement in the operations of J&L due to the significance of the agreements to those operations (SFAS 144 paragraph 42(b) and EITF 03-13 paragraph 9(b)(1)).
We disclosed the following in MD&A, page 12, and Note 4, page 35:
“Cash flows of this component that will be retained have been deemed significant in relation to prior cash flows of the disposed component. The sale agreement includes a five-year supply agreement and a two-year private label agreement. Management deems these agreements to be both quantitatively and qualitatively material to the overall operations of the disposed component and constitutes significant continuing involvement. As such, J&L results are reported in continuing operations.”

Mr. Jay Webb
Page Four.
January 8, 2007
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that
a)	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

b)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
See attached Exhibit A.

Exhibit A
     Kennametal Inc. acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENNAMETAL INC.

By:	/s/ Frank P. Simpkins

Name:	Frank P. Simpkins
Title:	VP & Chief Financial Officer
Date:	January 8, 2007